Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended April 1,	Year Ended December 31,
(in millions, except ratios)	2012	2011	2010	2009	2008	2007

Determination of earnings:
Income from continuing operations
before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$2,553	$12,762	$9,282	$10,674	$9,520	$9,127
Less:
Noncontrolling interests	9	42	31	8	22	40
Income attributable to Pfizer Inc.	2,544	12,720	9,251	10,666	9,498	9,087
Add:
Fixed charges	423	1,813	1,932	1,358	647	541
Total earnings as defined	$2,967	$14,533	$11,183	$12,024	$10,145	$9,628

Fixed charges:
Interest expense(a)	$390	$1,681	$1,797	$1,232	$516	$397
Preferred stock dividends(b)	1	5	6	7	8	11
Rents(c)	32	127	129	119	123	133
Fixed charges	423	1,813	1,932	1,358	647	541
Capitalized interest	10	50	36	34	46	43

Total fixed charges	$433	$1,863	$1,968	$1,392	$693	$584

Ratio of earnings to fixed charges	6.9	7.8	5.7	8.6	14.6	16.5

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $83 million for the first three months of 2012; $346 million for 2011; $384 million for 2010; $337 million for 2009; $333 million for 2008; and $331 million for 2007.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

All financial information reflects Capsugel (the sale of which closed on August 1, 2011) as a discontinued operation.